Exhibit 99.1

EHang Reports Third Quarter 2023 Unaudited Financial Results

•	Revenues Increased by 248% YoY, 186% QoQ

•	EH216-S Received the World’s First Type Certificate for Unmanned eVTOL from CAAC

•	CAAC Approved EHang Unmanned Aircraft Cloud System for Trial Operations

•	UAM Strategic Partnerships with Shenzhen Bao’an District Government and Hefei Municipal Government

•	Closed US$23 Million PIPE Investment from Strategic Investors

•	Strategic Investment in Inx to Develop Solid-State Lithium Metal Battery Supply Chain for eVTOLs

Guangzhou, China, November 22, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading Urban Air Mobility (“UAM”) technology platform company, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Financial and Operational Highlights for the Third Quarter 2023

•

Total revenues were RMB28.6 million (US$3.9 million), representing an increase of 247.9% from RMB8.2 million in the third quarter of 2022, and an increase of 186.0% from RMB10.0 million in the second quarter of 2023.

•

Gross margin was 64.6%, representing a consistently high gross margin level with a slight decrease of 1.3 percentage points compared to 65.9% in the third quarter of 2022, but an increase of 4.4 percentage points compared to 60.2% in the second quarter of 2023. The year-over-year decrease was mainly due to changes in revenue mix. The quarter-over-quarter increase was mainly due to higher average selling price of EH216 series products.

•

Operating loss was RMB70.0 million (US$9.6million), representing an improvement of 5.0% from RMB73.7 million in the third quarter of 2022 and an improvement of 7.0% from RMB75.3 million in the second quarter of 2023.

•

Adjusted operating loss[1] (non-GAAP) was RMB34.2 million (US$4.7 million), representing an improvement of 35.2% from RMB52.9 million in the third quarter of 2022, and an improvement of 33.3% from RMB51.3 million in the second quarter of 2023.

•

Net loss was RMB67.1 million (US$9.2 million), representing an improvement of 12.3% from RMB76.5 million in the third quarter of 2022, and an improvement of 11.4% from RMB75.7 million in the second quarter of 2023.

•

Adjusted net loss[2] (non-GAAP) was RMB31.3 million (US$4.3 million), representing an improvement of 43.1% from RMB55.1 million in the third quarter of 2022, and an improvement of 39.5% from RMB51.8 million in the second quarter of 2023.

•	Cash, cash equivalents, short-term investments and restricted short-term deposits balances were RMB295.6 million (US$40.5 million) as of September 30, 2023.

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

•	Sales and deliveries of EH216 series products[3] were 13 units, a notable increase compared with 4 units in the third quarter of 2022, and 5 units in the second quarter of 2023.

Business Highlights for the Third Quarter 2023 and Recent Developments

•	EH216-S Received the World’s First Type Certificate for Unmanned eVTOL from CAAC

In October 2023, EH216-S, our self-developed passenger-carrying unmanned aerial vehicle (“UAV”) system, obtained the type certificate (“TC”) from the Civil Aviation Administration of China (the “CAAC”). The EH216-S model has successfully demonstrated its full compliance with the safety standards and airworthiness requirements set by the CAAC, thereby qualifying for commercial operations involving passenger-carrying UAVs. As the world’s first TC for unmanned electric vertical take-off and landing aircraft (“eVTOL”), EH216-S TC not only sets a benchmark for the airworthiness certification of innovative eVTOLs in China and overseas, but also serves as an epoch-making milestone for commercial UAM operations.

Under the guidance of the CAAC, EHang is steadily moving forward with EH216-S production in line with its TC. The first batch of the certified EH216-S is scheduled to roll off the production line in the fourth quarter of 2023. The Company is also working on the Production Certification with the CAAC regarding its qualification for mass productions of EH216-S.

•	CAAC Approved EHang Unmanned Aircraft Cloud System for Trial Operations

In August 2023, the CAAC approved the EHang Unmanned Aircraft Cloud System (“UACS”) for trial operations. EHang UACS features functions of management of airspace, UAVs, flight plans and operators, etc., enabling cluster management of multiple aircrafts within the same airspace, and ensuring safer and more reliable operations. EHang UACS provides a significant safeguard for operational safety and management of its UAVs at scale.

•	Strategic Partnership with Bao’an District Government of Shenzhen on UAM and Delivery of 5 Units of EH216-S to Local Customer for Operation Preparations

In July 2023, EHang reached an Memorandum of Understanding (“MOU”) with the Bao’an District Government of Shenzhen Municipality on a strategic partnership for UAM operations. Both parties will jointly develop UAM use cases, systems, and routes to build Shenzhen as a national low-altitude economy development demonstration city. A UAM Operation Demonstration Center is being built at the OH Bay in Bao’an District with the plan to launch aerial tourism and sightseeing experience services with EH216-S. In anticipation of flight operations in Bao’an District, EHang delivered five units of EH216-S to a local customer, Boling, in September 2023. Boling has expressed its intent to potentially purchase an additional 95 units of the EH216-S for future use in Shenzhen, as outlined in a signed letter of intent.

•	Strategic Partnership with Hefei Municipal Government with US$100 Million Support Plan

In October 2023, EHang entered into a strategic cooperation agreement with the Hefei Municipal Government for joint development of a low-altitude economy ecosystem in Hefei, China. EHang plans to launch regular UAV operations in Luogang Central Park, Hefei, transforming it into a leading UAM super aerohub. The Hefei Municipal Government intends to extend support to EHang in various forms with a target amount of US$100 million. The support will be provided either through the coordination or facilitation of purchase orders for a minimum of 100 units of EH216 series products, and/or by providing financing support. The specific timing, amount and type of support will be subject to the definitive agreements.

[3]	The EH216 series products include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting, and EH216-L model for aerial logistics.

•	EHang European Urban Air Mobility Center Opens in Spain

In November 2023, EHang announced the opening of our first European UAM Center in Spain. Located inside the Lleida–Alguaire International Airport, the center is the first-of-its-kind in Europe for unmanned eVTOL aircraft, setting a benchmark globally for the effective integration of eVTOL operations with airport infrastructure, air traffic management systems, operational procedures, and other information technologies.

•	US$23 Million PIPE Investment from Strategic Investors to Strengthen Liquidity

In July 2023, EHang secured US$23 million of equity investment through a private placement from several strategic investors. The gross proceeds from the placement will be used for working capital and general corporate purposes, enabling acceleration of strategic plans for technology advancement, business development, and commercial operations.

•	Strategic Investment in Inx to Develop Solid-State Lithium Metal Battery Supply Chain for eVTOLs

In September 2023, EHang strategically invested in Shenzhen Inx Technology Co., Ltd. (“Inx”), a solid-state lithium metal battery technology company in China, and plans to cooperate with Inx on the research, development and production of solid-state lithium metal batteries for EHang’s unmanned eVTOL products. Our strategic investment in Inx aligns seamlessly with EHang’s pursuit of greener, low-carbon technologies, and is also part of the Company’s efforts to deploy and enhance our upstream battery supply chain.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, commented, “The third quarter reflects our exceptional performance in multiple aspects. A pivotal milestone was the TC for our groundbreaking EH216-S, the first of its kind in the unmanned eVTOL industry around the world. This certification evidences our adherence to CAAC’s stringent safety and airworthiness standards, and enables us to move toward commercial operations with confidence.”

“To support our commercial endeavors, we have forged strategic alliances with key entities such as the Bao’an District Government of Shenzhen and the Hefei Municipal Government. These partnerships are instrumental in establishing innovative projects like the UAM Operation Demonstration Center in Shenzhen and could facilitate potential supports with a target amount of $100 million from the Hefei Municipal Government. These initiatives, combined with certifications and favorable policies, will position us to meet the increasing demands and orders for our trailblazing unmanned eVTOL products. As the first mover in the eVTOL industry, we will continue committing ourselves to delivering safe, autonomous, efficient, and eco-friendly UAM solutions and services.”

Financial Results for the Third Quarter 2023

Revenues

Total revenues were RMB28.6 million (US$3.9 million), representing an increase of 247.9% from RMB8.2 million in the third quarter of 2022, and an increase of 186.0% from RMB10.0 million in the second quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Costs of revenues

Costs of revenues were RMB10.1 million (US$1.4 million), compared with RMB2.8 million in the third quarter of 2022 and RMB4.0 million in the second quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily in line with the increase in the sales volume of EH216 series products.

Gross profit and gross margin

Gross profit was RMB18.5 million (US$2.5 million), representing an increase of 240.6% from RMB5.4 million in the third quarter of 2022, and an increase of 207.0% from RMB6.0 million in the second quarter of 2023. The year-over-year and quarter-over-quarter increases were primarily due to the increase in the sales volume of EH216 series products.

Gross margin was 64.6%, down 1.3 percentage points from 65.9% in the third quarter of 2022 but up 4.4 percentage points from 60.2% in the second quarter of 2023. The year-over-year decrease was mainly due to changes in revenue mix. The quarter-over-quarter increase was mainly due to higher average selling price of EH216 series products.

Operating expenses

Total operating expenses were RMB89.8 million (US$12.3 million), compared with RMB80.5 million in the third quarter of 2022, and RMB82.0 million in the second quarter of 2023.

•

Sales and marketing expenses were RMB13.7 million (US$1.9 million), compared with RMB12.7 million in the third quarter of 2022, and on par with RMB13.5 million in the second quarter of 2023. The year-over-year increase was mainly attributed to increased marketing and promotional activities to expand brand awareness and higher employee compensation.

•

General and administrative expenses were RMB38.4 million (US$5.2 million), compared with RMB36.5 million in the third quarter of 2022, and RMB31.1 million in the second quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly attributed to higher share-based compensation expenses for new grant of share-based awards, while partially offset by a reduction in professional service fees and provisions for several accounts receivable on certain customers.

•

Research and development expenses were RMB37.7 million (US$5.2 million), compared with RMB31.3 million in the third quarter of 2022, and on par with RMB37.4 million in the second quarter of 2023. The year-over-year and quarter-over-quarter increases were mainly due to the focus on the EH216-S TC and continuous expenditures on the compliance tests in the final demonstration and verification phase of the TC.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB54.0 million (US$7.4 million), representing a reduction of 9.5% from RMB59.7 million in the third quarter of 2022, and a reduction of 7.0% from RMB58.1 million in the second quarter of 2023. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB8.9 million (US$1.2 million), RMB16.1 million (US$2.2 million) and RMB29.0 million (US$4.0 million) in the third quarter of 2023, respectively. The changes in adjusted operating expenses were primarily due to the same reasons discussed under the heading “Operating expenses” above.

Operating loss

Operating loss was RMB70.0 million (US$9.6 million), representing an improvement of 5.0% from RMB73.7 million in the third quarter of 2022, and an improvement of 7.0% from RMB75.3 million in the second quarter of 2023.

[4]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Adjusted operating loss (non-GAAP)5

Adjusted operating loss was RMB34.2 million (US$4.7 million), representing an improvement of 35.2% from RMB52.9 million in the third quarter of 2022, and an improvement of 33.3% from RMB51.3 million in the second quarter of 2023.

Net loss

Net loss was RMB67.1 million (US$9.2 million), representing an improvement of 12.3% from RMB76.5 million in the third quarter of 2022, and an improvement of 11.4% from RMB75.7 million in the second quarter of 2023.

Adjusted net loss (non-GAAP)6

Adjusted net loss was RMB31.3 million (US$4.3million), representing an improvement of 43.1% from RMB55.1 million in the third quarter of 2022, and improvement of 39.5% from RMB51.8 million in the second quarter of 2023.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB31.3 million (US$4.3million), representing an improvement of 42.8% from RMB54.7 million in the third quarter of 2022, and an improvement of 39.4% from RMB51.6 million in the second quarter of 2023.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.54 (US$0.07). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.25 (US$0.03).

Basic and diluted net loss per ADS were both RMB1.08 (US$0.14). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB0.50 (US$0.06).

Balance Sheets

•

Cash, cash equivalents, short-term investments and restricted short-term deposits balances were RMB295.6 million (US$40.5 million) as of September 30, 2023. In July 2023, the Company completed and closed the private investment of US$23 million from long-term strategic investors to support the needs of working capital and general corporate purposes, enabling acceleration of strategic plans for technological advancement, business development, and post-certification commercial operations.

Liquidity

The Company has been incurring losses from operations since inception. For the nine months ended September 30, 2023, the Company had net loss of RMB229.9 million (US$31.5 million). As of December 31, 2022 and September 30, 2023, accumulated deficit amounted to RMB1,450.4 million and RMB1,682.2 million (US$230.6 million), respectively.

[5]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[6]	Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expensess. See “Non-GAAP Financial Measures” below.
[7]

Adjusted basic and diluted net loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

[8]

Adjusted basic and diluted net loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

The Company’s liquidity and operation depend on its ability to enhance its operating cash flows and financial position by commencing scalable commercial sales of EH216-S, and raising additional funds through debt financings or equity offerings. In July 2023, the Company received US$23 million of equity investment through private placement from several strategic investors. The gross proceeds from the placement have strengthened the Company’s liquidity status. In addition, up to the date of this earnings release, the Company has unused credit facilities of RMB61.0 million (US$8.4 million). Therefore, we believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and material cash requirements for at least the next 12 months. However, we may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Business Outlook

For the fourth quarter of 2023, the Company expects the total revenues to be approximately RMB56 million, representing an increase of 257% year over year and an increase of 96% quarter over quarter.

For the fiscal year of 2023, the Company expects total revenues to be approximately RMB118 million, up 166% from 2022.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially given uncertainties and situations related to certification, geopolitics, economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, November 22, 2023, U.S. Eastern Time (9:00 PM on Wednesday, November 22, 2023, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIa55748e1f2f14620aa4cc19b6fc33d8e

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang has obtained the world’s first type certificate for unmanned eVTOL from the Civil Aviation Administration of China in 2023. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to certifications, our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings and amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2960 to US$1.00, the noon buying rate in effect on September 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,310	233,042	31,941
Short-term investments	—	28,748	3,940
Restricted short-term deposits	—	33,779	4,630
Accounts receivable, net[9]	20,298	16,645	2,281
Inventories	72,364	65,223	8,940
Prepayments and other current assets[9]	45,183	47,998	6,578
Amount due from a related party	—	1,700	233

Total current assets	387,155	427,135	58,543

Non-current assets:
Property and equipment, net	47,060	43,766	5,999
Operating lease right-of-use assets, net	73,482	78,561	10,768
Intangible assets, net	1,959	2,309	316
Long-term loans receivable	9,980	7,569	1,037
Long-term investments[10]	9,839	15,880	2,177
Other non-current assets	1,392	1,641	225

Total non-current assets	143,712	149,726	20,522

Total assets	530,867	576,861	79,065

[9]

On January 1, 2023, the Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326), using the modified retrospective method and have no material impact on the consolidated financial statements.

[10]

The Company established a joint venture with Xiyu Tourism, a third party, in the second quarter of 2023 and accounted as an equity method investment. In addition, the Company invested in Shenzhen Inx Technology Co., Ltd., a solid-state lithium metal battery technology company, and accounted as debt investment.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2022	As of September 30, 2023
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	49,794	39,568	5,423
Short-term debt[11]	57,838	—	—
Accounts payable	35,456	33,688	4,617
Contract liabilities	19,321	27,795	3,810
Current portion of long-term bank loans	13,154	3,538	485
Accrued expenses and other liabilities	97,763	82,062	11,249
Current portion of lease liabilities	5,520	7,534	1,033
Deferred income	1,495	1,571	215
Deferred government subsidies	1,993	3,036	416
Income taxes payable	7	3	—

Total current liabilities	282,341	198,795	27,248

Non-current liabilities:
Long-term bank loans	3,846	10,692	1,465
Mandatorily redeemable non-controlling interests	40,000	40,000	5,482
Deferred tax liabilities	292	292	40
Unrecognized tax benefit	5,480	5,480	751
Lease liabilities	69,913	76,161	10,439
Deferred income	2,928	1,902	261
Other non-current liabilities	1,389	2,272	311

Total non-current liabilities	123,848	136,799	18,749

Total liabilities	406,189	335,594	45,997

Shareholders’ equity:
Ordinary shares	75	80	11
Additional paid-in capital[12]	1,558,356	1,901,997	260,690
Statutory reserves	1,191	1,191	163
Accumulated deficit9, [13]	(1,450,374)	(1,682,230)	(230,569)
Accumulated other comprehensive income	15,010	19,604	2,687

Total EHang Holdings Limited shareholders’ equity	124,258	240,642	32,982
Non-controlling interests	420	625	86

Total shareholders’ equity	124,678	241,267	33,068

Total liabilities and shareholders’ equity	530,867	576,861	79,065

[11]

In December 2022, the Company received interim funding from an investor who has subscribed for certain number of Class A ordinary shares of the Company in a private placement. The funds amounted to US$10 million in total and were made available for use by the Company pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. The closing of the private placement has occurred by the end of first quarter of 2023. The Company has repaid the interim funding in full and concurrently received US$10 million as purchase price of 3,466,204 Class A ordinary shares.

[12]

The changes in Additional paid-in capital included the impacts from transactions with non-controlling shareholder.Please refer to section of subsequent events in annual report on Form 20-F for the year ended December 31, 2022 for more details.

[13]

The changes in Accumulated deficit included the impacts from adoption of ASU 2016-13, Financial Instruments — Credit Losses (Topic 326) since January 1, 2023. Please refer to the annual report on Form 20-F for the year ended December 31, 2022 for more details.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	8,226	10,006	28,615	3,922	28,634	60,822	8,336
Costs of revenues	(2,801)	(3,986)	(10,136)	(1,389)	(9,780)	(22,129)	(3,033)

Gross profit	5,425	6,020	18,479	2,533	18,854	38,693	5,303
Operating expenses:
Sales and marketing expenses	(12,669)	(13,526)	(13,677)	(1,875)	(37,609)	(39,677)	(5,438)
General and administrative expenses	(36,555)	(31,061)	(38,409)	(5,264)	(99,628)	(94,466)	(12,948)
Research and development expenses	(31,257)	(37,414)	(37,686)	(5,165)	(97,985)	(129,175)	(17,705)

Total operating expenses	(80,481)	(82,001)	(89,772)	(12,304)	(235,222)	(263,318)	(36,091)
Other operating income	1,393	676	1,284	176	4,595	3,565	489

Operating loss	(73,663)	(75,305)	(70,009)	(9,595)	(211,773)	(221,060)	(30,299)
Other income (expense):
Interest and investment income	984	966	2,196	301	3,493	4,145	568
Interest expenses	(543)	(816)	(718)	(98)	(1,458)	(2,248)	(308)
Amortization of debt discounts	—	—	—	—	—	(12,023)	(1,648)
Foreign exchange (loss) gain	(801)	(1,028)	821	113	(2,242)	(303)	(42)
Other non-operating (expenses) income, net	(2,522)	2,075	974	133	(7,290)	3,700	508

Total other (expense) income	(2,882)	1,197	3,273	449	(7,497)	(6,729)	(922)
Loss before income tax and income (loss) from equity method investment	(76,545)	(74,108)	(66,736)	(9,146)	(219,270)	(227,789)	(31,221)

Income tax expenses	(73)	(13)	(118)	(16)	(72)	(132)	(18)

Loss before income (loss) from equity method investment	(76,618)	(74,121)	(66,854)	(9,162)	(219,342)	(227,921)	(31,239)
Income (loss) from equity method investment	71	(1,607)	(262)	(36)	114	(1,959)	(269)

Net loss	(76,547)	(75,728)	(67,116)	(9,198)	(219,228)	(229,880)	(31,508)

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(76,547)	(75,728)	(67,116)	(9,198)	(219,228)	(229,880)	(31,508)
Net loss attributable to non-controlling interests	422	165	68	9	889	444	61

Net loss attributable to ordinary shareholders	(76,125)	(75,563)	(67,048)	(9,189)	(218,339)	(229,436)	(31,447)
Net loss per ordinary share:
Basic and diluted	(0.66)	(0.63)	(0.54)	(0.07)	(1.91)	(1.91)	(0.26)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	114,734	120,159	123,866	123,866	114,503	120,167	120,167
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.32)	(1.26)	(1.08)	(0.14)	(3.82)	(3.82)	(0.52)
Other comprehensive income (loss)
Foreign currency translation adjustments net of nil tax	10,812	4,968	348	48	22,142	4,594	630

Total other comprehensive income (loss), net of tax	10,812	4,968	348	48	22,142	4,594	630
Comprehensive loss	(65,735)	(70,760)	(66,768)	(9,150)	(197,086)	(225,286)	(30,878)
Comprehensive loss attributable to non-controlling interests	422	165	68	9	889	444	61

Comprehensive loss attributable to ordinary shareholders	(65,313)	(70,595)	(66,700)	(9,141)	(196,197)	(224,842)	(30,817)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023

	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	5,425	6,020	18,479	2,533	18,854	38,693	5,303
Plus: Share-based compensation	—	—	—	—	—	—	—

Adjusted gross profit	5,425	6,020	18,479	2,533	18,854	38,693	5,303

Sales and marketing expenses	(12,669)	(13,526)	(13,677)	(1,875)	(37,609)	(39,677)	(5,438)
Plus: Share-based compensation	4,797	4,656	4,767	653	13,694	14,373	1,970

Adjusted sales and marketing expenses	(7,872)	(8,870)	(8,910)	(1,222)	(23,915)	(25,304)	(3,468)

General and administrative expenses	(36,555)	(31,061)	(38,409)	(5,264)	(99,628)	(94,466)	(12,948)
Plus: Share-based compensation	7,779	10,693	22,327	3,060	28,758	42,183	5,782

Adjusted general and administrative expenses	(28,776)	(20,368)	(16,082)	(2,204)	(70,870)	(52,283)	(7,166)

Research and development expenses	(31,257)	(37,414)	(37,686)	(5,165)	(97,985)	(129,175)	(17,705)
Plus: Share-based compensation	8,235	8,607	8,679	1,190	23,608	44,611	6,114

Adjusted research and development expenses	(23,022)	(28,807)	(29,007)	(3,975)	(74,377)	(84,564)	(11,591)

Operating expenses	(80,481)	(82,001)	(89,772)	(12,304)	(235,222)	(263,318)	(36,091)
Plus: Share-based compensation	20,811	23,956	35,773	4,903	66,060	101,167	13,866

Adjusted operating expenses	(59,670)	(58,045)	(53,999)	(7,401)	(169,162)	(162,151)	(22,225)

Operating loss	(73,663)	(75,305)	(70,009)	(9,595)	(211,773)	(221,060)	(30,299)
Plus: Share-based compensation	20,811	23,956	35,773	4,903	66,060	101,167	13,866

Adjusted operating loss	(52,852)	(51,349)	(34,236)	(4,692)	(145,713)	(119,893)	(16,433)

	Three Months Ended				Nine Months Ended
	September 30, 2022	June 30, 2023	September 30, 2023		September 30, 2022	September 30, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(76,547)	(75,728)	(67,116)	(9,198)	(219,228)	(229,880)	(31,508)
Plus: Share-based compensation	20,811	23,956	35,773	4,903	66,060	101,167	13,866
Plus: Amortization of debt discounts	—	—	—	—	—	12,023	1,648
Plus: Certain non-operational expenses	636	—	—	—	6,439	—	—

Adjusted net loss	(55,100)	(51,772)	(31,343)	(4,295)	(146,729)	(116,690)	(15,994)

Net loss attributable to ordinary shareholders	(76,125)	(75,563)	(67,048)	(9,189)	(218,339)	(229,436)	(31,447)
Plus: Share-based compensation	20,811	23,956	35,773	4,903	66,060	101,167	13,866
Plus: Amortization of debt discounts	—	—	—	—	—	12,023	1,648
Plus: Certain non-operational expenses	636	—	—	—	6,439	—	—

Adjusted net loss attributable to ordinary shareholders	(54,678)	(51,607)	(31,275)	(4,286)	(145,840)	(116,246)	(15,933)

Adjusted basic and diluted net loss per ordinary share	(0.48)	(0.43)	(0.25)	(0.03)	(1.27)	(0.97)	(0.13)
Adjusted basic and diluted net loss per ADS	(0.96)	(0.86)	(0.50)	(0.06)	(2.54)	(1.94)	(0.26)